SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Don Dongjie Yang
18th Floor, 20th Building
487 Tianlin Road
Shanghai, 200233
People’s Republic of China
(+86 21) 5151-8888
(Name, address and telephone number of person authorized to receive notices and communications)
June 3, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

**	This CUSIP applies to the American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Don Dongjie Yang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		8,018,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,018,656

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,018,656[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.83%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1)	Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company wholly-owned by Mr. Yang, and (ii) 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.

2)	Based on 90,811,634 total shares, which includes (i) 89,311,634 total outstanding ordinary shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 27, 2011 (the “20-F”) and (ii) 1,500,000 ordinary shares issuable pursuant to options held by Mr. Yang.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). D.Y. Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		6,518,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,518,656

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,518,656[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.30%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

3)	Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc.

4)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

EXPLANATORY NOTE
The Reporting Persons (as defined below) previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d—1(d) (see Schedule 13G filed by Don Dongjie Yang and D.Y. Capital, Inc. with the Securities and Exchange Commission (the “SEC”) on January 30, 2008, as last amended by filing a Schedule 13G/A with the SEC on January 25, 2011).
Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates to is the ordinary shares, par value US$0.01 per ordinary share (the “Shares”), and American Depositary Shares (the “ADSs”), each representing 3 Shares, of Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Issuer”). The principal executive office of the Issuer is 18th Floor, 20th Building, 487 Tianlin Road, Shanghai, 200233, People’s Republic of China.
Item 2. Identity and Background
This Statement is filed on behalf of:
(a)-(c), (f) The names of the reporting persons are Don Dongjie Yang and D.Y. Capital, Inc. (each, a “Reporting Person”, and collectively, the “Reporting Persons”). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.
Don Dongjie Yang, a natural person, is a citizen of the People’s Republic of China and a director and Chief Executive Officer of the Issuer. Don Dongjie Yang’s business address is 18th Floor, 20th Building, 487 Tianlin Road, Shanghai 200233, China.
D.Y. Capital, Inc. is a corporation solely owned by Don Dongjie Yang and organized under the laws of the British Virgin Islands to hold his investments. D.Y. Capital, Inc.’s business address is P.O. Box 71, Road Town, Tortola, British Virgin Islands.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
During the last 12-month period, the Reporting Persons, have not directly or through the entities where they possess voting and/or investment power, acquired any additional Shares or ADSs of the Issuer. For Don Dongjie Yang, prior acquisitions of Shares of the Issuer were funded by personal funds. For D.Y. Capital, Inc., prior acquisitions of Shares of the Issuer were funded by its own working capital.
Item 4. Purpose of Transaction
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market transactions, private transactions or pursuant to a 10b5-1 plan, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. In addition, the Reporting Persons may take actions including (i) proposing measures which they believe would enhance shareholder value, (ii) seeking additional representation on the board of directors of the Issuer, (iii) continuing to hold securities of the Issuer, or (iv) otherwise changing its intention with respect to any of the matters referenced in this Item 4.
On June 3, 2011, Bireme Limited, a Cayman Islands company (“Bireme”), Mr. Don Dongjie Yang, Mr. Robert Roche and Ms. Ritsuko Hattori-Roche commenced a tender offer to purchase Shares and ADSs in an aggregate amount not to exceed 20,000,000 Shares (taking into account both Shares that are tendered and Shares underlying ADSs that are tendered) for $2.00 per Share, which represents $6.00 per ADS, in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal to Tender Shares (the “Share Letter of Transmittal”) and the Letter of Transmittal to Tender ADSs (the “ADS Letter of Transmittal,” and together with the Share Letter of Transmittal, the “Letters of Transmittal”), as applicable. Such offer, as amended or supplemented from time to time, is referred to as the “Offer.”
The Offer will expire at 5:00 p.m., New York City time, on July 1, 2011, unless the Offer is extended. The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letters of Transmittal, each of which are filed as exhibits to the Schedule TO filed by Bireme, Mr. Yang, Mr. Roche and Ms. Hattori-Roche with the Securities and Exchange Commission on the date hereof. The foregoing description of the Offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto. The Schedule TO is listed as Exhibit (b) hereto and is incorporated herein by reference.
Other than described in this Item 4 and consistent with Don Dongjie Yang’s position as a director and Chief Executive Officer of the Issuer, the Reporting Persons do not have any other plans or proposals which would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

(a)-(b) The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of June 3, 2011:

					Sole power to	Shared power
	Amount		Sole power to	Shared power	dispose or to	to dispose or to
	beneficially	Percent	vote or direct	to vote or to	direct the	direct the
Reporting Person	owned:	of class:	the vote:	direct the vote:	disposition of:	disposition of:
Don Dongjie Yang	8,018,656	8.83%	8,018,656	0	8,018,656	0
D.Y. Capital, Inc.	6,518,656	7.30%	6,518,656	0	6,518,656	0
The Reporting Persons disclaim any membership in a “group” for purposes of this Schedule 13D.
(c) During the past 60 days, the Reporting Persons have not entered into any transaction in the Shares (including Shares represented by ADSs).
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On June 3, 2011, Mr. Don Dongjie Yang, Mr. Robert Roche, Ms. Ritsuko Hattori-Roche and Bireme commenced a partial cash tender for Shares and ADSs in a maximum aggregate amount not to exceed 20,000,000 Shares, as described in further detail in Item 4.
Other than the relationships mentioned above and except for the Joint Filing Agreement, dated June 3, 2011, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as an Exhibit
(a)	Joint Filing Agreement.

(b)	Schedule TO dated June 3, 2011, filed by Bireme Limited, Don Dongjie Yang, Robert Roche and Ritsuko Hattori-Roche (filed by the foregoing with the Securities and Exchange Commission on June 3, 2011 and incorporated herein by reference).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2011

Don Dongjie Yang
/s/ Don Dongjie Yang

D.Y. Capital, Inc.
By:	/s/ Don Dongjie Yang
	Name:	Don Dongjie Yang
	Title:	Director